

02027808

P.E 4-23-2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

ORIGINAL

April 23, 2002

TM GROUP HOLDINGS PLC
(Registrant's name)

TM House
Ashwells Road, Brentwood,
Essex, CM15 9ST
England
(Address of principal executive offices)


PROCESSED
MAY 0 7 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X...... Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........... No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Special Note to Filing Desk

As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, TM Group Holdings PLC is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2002

TM GROUP HOLDINGS PLC



By: ______________________

Russell Cox

Chief Finance Director

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

April 23, 2002

NOTICE TO THE HOLDERS OF

TM Group Holdings plc

US$175,000,000

11% Senior Notes due 2008

£55,000,000

12.25% Senior Subordinated Notes due 2008

TM Group Holdings plc (the "Company") announces that its offer to purchase for cash (the "Tender Offer") up to £73,300,000 million in aggregate principal amount of its outstanding US$175,000,000 11% Senior Notes due 2008 (the "Senior Notes") and its £55,000,000 12.25% Senior Subordinated Notes due 2008 (the "Senior Subordinated Notes" and together with the Senior Notes, the "Notes"), expired on April 18, 2002 at 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes).

As of April 18, 2002, US$23,000 in aggregate principal amount of Senior Notes was tendered pursuant to the Tender Offer and no Senior Subordinated Notes were tendered pursuant to the Tender Offer. The outstanding aggregate principal amount of the Notes is US$174,977,000 (for the Senior Notes) and £55,000,000 (for the Senior Subordinated Notes).

The Notes have been accepted for clearance through the facilities of Euroclear and Clearstream, Luxembourg. The Senior Notes have been assigned the following CUSIP numbers: 87258JABO, G88963AA4 and 87258JAA2; the following ISIN numbers: US87258JABO8, USG88963AA42 and US87258JAA25 and the following Common Codes: 8718067 and 8718032. The Senior Subordinated Notes have been assigned the following ISIN numbers: XS0087180914, XS0087180831 and XS0092524288 and the following Common Codes: 8718091, 8718083 and 9252428.

All services in connection with the Tender Offer were available through the Tender Agent, Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

Deutsche Bank AG London
Tender Agent

Deutsche Bank Luxembourg S.A.
Luxembourg Listing Agent